                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             -----------------------

                              ATLANTIC REALTY TRUST
                              ---------------------
                                (Name of Issuer)

         Common Shares of Beneficial Interest, Par Value $.01 per share
         --------------------------------------------------------------
                         (Title of Class of Securities)

                                    048798102
                             ----------------------
                             (CUSIP Number of Class
                                 of Securities)

                            -----------------------

                    Carolyn Tiffany                          David J. Heymann
First Union Real Estate Equity and Mortgage Investments    Post & Heymann, LLP
                    7 Bulfinch Place                      100 Jericho Quadrangle
                       Suite 500                                Suite 214
              Boston, Massachusetts 02114                Jericho, New York 11753
                     (617) 570-4614                           (516) 681-3636


     ----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 14, 2004
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



(continued on next page(s))                                         Page 1 of 6

CUSIP NO.  048798102                 13D/A                          Page 2 of 6



--------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

            First Union Real Estate Equity and Mortgage Investments I.R.S. I.D. No. 34-6513657

--------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group*

                                     (a) [ ]
                                     (b) [ ]
--------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------
4.  Sources of Funds*

                         WC
--------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) of 2(f)

                                     [ ]
--------------------------------------------------------------------
6.  Citizenship or Place of Organization

                         Delaware
--------------------------------------------------------------------
Number                   7.  Sole Voting Power        267,000
of                 ----------------------------------------------
Shares                   8.  Shared Voting Power       - 0 -
Beneficially       ----------------------------------------------
Owned by Each            9.  Sole Dispositive Power   267,000
Reporting          ----------------------------------------------
Person With              10. Shared Dispositive Power  - 0 -
--------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    267,000 Shares
------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*

                                     [ ]
------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

    7.5%

------------------------------------------------------------------
14. Type of Reporting Person*

    OO
------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  048798102                 13D/A                           Page 3 of 6

--------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

               Michael L. Ashner
--------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group*

                                     (a) [ ]
                                     (b) [ ]
--------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------
4.  Sources of Funds*

                         WC
--------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) of 2(f)

                                     [ ]
--------------------------------------------------------------------
6.      Citizenship or Place of Organization

                         New York
--------------------------------------------------------------------
Number                   7.  Sole Voting Power        80,000
of                 ----------------------------------------------
Shares                   8.  Shared Voting Power       - 0 -
Beneficially       ----------------------------------------------
Owned by Each            9.  Sole Dispositive Power   80,000
Reporting          ----------------------------------------------
Person With              10. Shared Dispositive Power  - 0 -
--------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    80,000 Shares
------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*
                                     [ ]
------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

    2.25%

------------------------------------------------------------------
14. Type of Reporting Person*

    IN
------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 1 amends certain information contained in the
Schedule 13D (the "13D") filed jointly by First Union Real Estate Equity and Mortgage Investments, an Ohio business trust ("First Union") and Michael L. Ashner. Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.


         Item 4. Purpose of Transaction.

         On January 14, 2004, First Union sent to the Issuer a request for a waiver to permit First Union to acquire shares of the Issuer's common beneficial interests in excess of the ownership limit set forth in the Issuer's organizational documents.


         Item 7. Materials to be Filed as Exhibits.

         Exhibit 2. Letter dated January 14, 2004 from First Union to the Issuer



                                   Signatures
                                   ----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 15, 2004                    FIRST UNION REAL ESTATE EQUITY AND
                                           MORTGAGE INVESTMENTS


                                           By:  /s/ Michael L. Ashner
                                                -----------------------
                                                Michael L. Ashner
                                                Chief Executive Officer



Dated: January 15, 2004                    /s/ Michael L. Ashner
                                           ---------------------
                                           Michael L. Ashner



                                                                     Page 4 of 6